

December 5, 2024

Lior Tal
Chief Executive Officer
Cyngn Inc.
1015 O'Brien Dr.
Menlo Park, CA 94025

      Re: Cyngn Inc.
          Registration Statement on Form S-1
          Filed November 27, 2024
          File No. 333-283514

Dear Lior Tal:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology

cc: Marcelle S. Balcombe